1585 BROADWAY NEW YORK, NY 10036-8299 TELEPHONE 212.969.3000 FAX 212.969.2900	LOS ANGELES WASHINGTON BOSTON BOCA RATON NEWARK NEW ORLEANS PARIS

Arnold S. Jacobs Member of the Firm Direct Dial 212.969.3210 ajacobs@proskauer.com

April 25, 2007

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn:  Nicholas P. Panos, Esq.
Special Counsel
Office of Mergers & Acquisitions

Dear Mr. Panos:

We are counsel to Take-Two Interactive Software, Inc. (the “Company”). Further to your and other Staff members’ discussions with the Company on April 5, 2007, April 11, 2007 and April 13, 2007 and your conversation with Adam J. Kansler, a member of Proskauer Rose LLP, on April 24, 2007, I am writing to respond to your letter to the Company dated April 5, 2007 with respect to the Company’s Form 8-K filed on April 4, 2007 (the “8-K”) and the referenced conversations.

At the Company’s Annual Meeting of Stockholders held on March 29, 2007 at 4:00 pm EDT (the “Annual Meeting”) the only matters that were proposed and voted upon by the stockholders of the Company (the “Stockholders”) were the following proposals, which were disclosed by the Company in its Proxy Statement filed with Securities and Exchange Commission (the “Commission”) on February 28, 2007 (the “Proxy Statement”): (1) the election of six directors; (2) an amendment to the Company’s Incentive Stock Plan; (3) the ratification of the appointment of Ernst & Young LLP as the Company’s registered public accounting firm; and (4) a stockholder proposal regarding executive compensation.

At the Annual Meeting, six directors were elected by the Stockholders, including five new directors (Strauss Zelnick, Benjamin Feder, Jon J Moses, Michael Sheresky and Michael Dornemann) nominated by certain of the Stockholders at the Annual Meeting and one incumbent director (John Levy) nominated by the Board of Directors of the Company (the “Board”). These directors were elected pursuant to votes cast by the Stockholders at the Annual Meeting, and not by written consent of the Stockholders.

April 25, 2007

Following the conclusion of the Annual Meeting and after the certification by the Company of the final tally of votes presented by the Inspector of Elections of the Annual Meeting, the six newly elected members of the Board convened a meeting of the Board (the “Board Meeting”). The only persons present at the Board Meeting were (i) the six newly-elected Board members, (ii) the General Counsel and Secretary of the Company, (iii) certain employees of ZelnickMedia Corporation (“ZelnickMedia”) (who were not Stockholders) and (iv) representatives of the law firms of Proskauer Rose LLP and Potter Anderson & Corroon LLP.

As disclosed in Item 5.03 of the 8-K, at the Board Meeting, the Board approved the adoption of the amended and restated by-laws of the Company, which provided for, among other things, a reduction in the maximum size of the Board from nine to six. As further disclosed in Item 5.03 of the 8-K, at the Board Meeting the Board then further amended the newly adopted amended and restated by-laws to increase the maximum size of the Board from six to seven members. As disclosed in Item 5.02 of the 8-K, the Board then appointed Grover Brown (an incumbent director who was not re-elected at the Annual Meeting) as a director of the Company to fill the vacancy created by the increase in the size of the Board.

The by-laws and the Restated Certificate of Incorporation of the Company each expressly provide the Board with the authority to amend the by-laws. Article VIII, Section 1 of the Company’s by-laws1  provides:

“These by-laws may be altered, amended or repealed or new by-laws may be adopted by the stockholders or by the board of directors, when such power is conferred upon the board of directors by the certificate of incorporation at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration, amendment, repeal or adoption of new by-laws be contained in the notice of such special meeting.  If the power to adopt, amend or repeal by-laws is conferred upon the board of directors by the certificate of incorporation it shall not divest or limit the power of the stockholders to adopt, amend or repeal by-laws.”

Article V of the Company’s Restated Certificate of Incorporation provides:

“In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors is expressly authorized to make, amend and repeal the bylaws.”

The Company submits that the disclosure in the 8-K regarding the Board Meeting and the adoption of the amended and restated by-laws of the Company at the Board Meeting was adequate, appropriate and not confusing to stockholders. The Company does not believe that the 8-K suggests that any Stockholders were present at the Board Meeting. Item 5.02 of the 8-K provides (i) that “[a]t the Registrant’s Annual Meeting of its stockholders held March 29, 2007, its stockholders elected a new slate of directors to the Board” and (ii) that a meeting of the new Board was held “on March 29, 2007 immediately after the Annual Meeting.” [emphasis added] Notwithstanding the Company’s view, in order to avoid any possible confusion, the Company is prepared to file an amendment to the 8-K in the form attached to this letter to add language which clarifies that no Stockholders attended the Board Meeting. The Company further disclosed in Item 5.03 of the 8-K that “[a]t the Board Meeting, the Board approved the adoption of the amended and restated by-laws of the Registrant.” The by-laws and charter of the Company are publicly available and the Company does not believe it was obligated to set forth in the 8-K the source of the Board’s authority to amend the by-laws. However, in order to avoid any possible confusion, the Company is prepared to file the attached amendment to the 8-K to add language explicating the Board‘s authority to amend the by-laws.

1 Note that the provisions of Article VIII, Section 1 of the by-laws were not amended by the amended and restated by-laws of the Company adopted at the Board Meeting.

April 25, 2007

In addition, in response to a verbal comment from the Staff, the proposed amendment to the 8-K will delete the disclosure in Item 4.01 of the 8-K in order to reflect that Ernst & Young LLP was appointed the Company’s auditors on an earlier date, which appointment had been previously disclosed in a Form 8-K, and that the ratification of this appointment was not required to be disclosed in the 8-K.

Attached hereto is an acknowledgement from the Company that: (i) it is responsible for the adequacy and accuracy of the disclosure in the 8-K; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the 8-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Arnold S. Jacobs
Arnold S. Jacobs

ASJ/lo

cc: Seth D. Krauss